ASX RELEASE | February 8, 2021 | ASX:PLL; NASDAQ:PLL

LEADING MINERALS EXECUTIVE JOINS PIEDMONT BOARD

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that experienced mining company executive Mr. Todd Hannigan has been appointed as Non-Executive Director of the Company, effective from today.
Mr. Hannigan was formerly the Chief Executive Officer of Aston Resources Limited (“Aston”). During this period, he led the growth of Aston into one of Australia's largest publicly listed resources companies. Aston raised approximately $2 billion in funding to acquire and develop the Maules Creek coal project through to first production. Aston merged with Whitehaven Coal Limited in a deal valued at over A$5 billion.
In January 2021, Mr. Hannigan was appointed non-executive Chairman of Tao Commodities Limited, which is developing the ‘critical mineral‘ Titan Project, a rare earth, titanium and zircon rich project in Tennessee, United States.
Mr. Hannigan will bring extensive industry knowledge, leadership and corporate relationships with a focus on battery and advanced manufacturing materials that will greatly benefit the Company as it progresses its exciting Piedmont Lithium Project in North Carolina, USA.
Jeff Armstrong, Independent Chairman of Piedmont, commented: “Todd is an outstanding addition to our Board and will add valuable leadership and experience. Todd is a large shareholder in Piedmont which is a testament to the quality of our Piedmont Lithium Project. Based in Australia, Todd will serve as an independent director and provide support for our continued ASX listing (via Chess Depositary Interests or “CDIs”) following our proposed re-domiciliation from Australia to the United States this year.”
For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Corporate Communications and Investor Relations
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips.

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